Exhibit 5

                          LEVEL 3 COMMUNICATIONS, INC.
                               3555 Farnam Street
                              Omaha, Nebraska 68131
                                 (402) 536-3677
                               Fax: (402) 536-3645



                                  May 28, 1999



Level 3 Communications, Inc.
1450 Infinite Drive
Louisville, CO 80027

Gentlemen:

     I have acted as counsel to Level 3 Communications, Inc., a Delaware corporation (the "Company"), in connection with the preparation of a Registration Statement on Form S-8 (the "Registration Statement") relating to the offer and sale by the Company of up to 16,622,768 shares of its Common Stock, par value $.01 per share ("Common Stock"), pursuant to the 1995 Stock Plan of the Company (as amended April 1, 1998).

     In reaching the conclusions set forth below, I have examined such certificates of public officials and corporate documents and records and have made such other investigations, as I have considered necessary. As to various matters of fact, I have relied on responses to inquiries made of officers and employees of the Company or its subsidiaries.

     Based on the foregoing, I am of the opinion that the Common Stock, when issued, will be duly authorized, validly issued, fully paid and nonassessable.

     I am admitted to practice solely in the State of Nebraska. The opinions set forth above are limited to the General Corporation Law of the State of Delaware, and I express no opinion with respect to the laws of any other jurisdiction.

     I consent to the filing of this opinion as an exhibit to the Registration Statement.

                                            Very truly yours,



                                            /s/  Matthew J. Johnson
                                            Vice President
                                            Corporate Legal